UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

02037504

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

May 22, 2002

Forbes Medi-Tech Inc.
(Commission File No. 0-30076)

200-750 West Pender Street
Vancouver, British Columbia, Canada V6C 2T8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X____ Form 40-F________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes________ No____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____________

Exhibit Index

Exhibit No.	Description
1.	Press Release

May 22, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forbes Medi-Tech Inc.

Date: May 22, 2002

By:______________________________

Charles Butt
President & CEO

Forbes Medi-Tech
INC.

"Developing Nutraceuticals & Pharmaceuticals from Nature"

News Release

For Immediate Release

Forbes Medi-Tech to Hold Annual General Meeting on June 26, 2002

Vancouver, British Columbia – May 22, 2002 – Forbes Medi-Tech Inc. (TSE:FMI and NASDAQ:FMTI) will hold its 2002 Annual General Meeting (AGM) at Vancouver's Four Seasons Hotel, 791 West Georgia Street, on Wednesday, June 26, 2002 at 2:00 p.m. (Pacific Standard Time).

The location of Forbes' AGM has now been changed from Toronto to Vancouver. This is in response to requests from the Company's largest base of shareholders in western Canada.

At the AGM, the Company will provide an update of its fiscal 2001 financial results, provide financial projections for fiscal 2002, and progress reports on the Company's phytosterol commercialization and pharmaceutical research and development programs.

ON BEHALF OF THE BOARD OF DIRECTORS OF FORBES MEDI-TECH INC.

Charles Butt
President & CEO

###

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative pharmaceuticals and nutraceutical products derived from nature. By extracting plant sterols from wood pulping by-products, Forbes is developing cholesterol-lowering agents to be used both as pharmaceutical therapeutics and functional food ingredients in the battle against heart disease. Phytrol™ is a registered trademark of Forbes Medi-Tech Inc.

For more information, please contact:

Martin Livingston
Director, Investor Relations
Telephone: (604) 681-8976
E-mail: irinfo@forbesmedi.com

RJ (Don) MacDonald
Chief Financial Officer
Telephone: (604) 689-5899
E-mail: dmacdonald@forbesmedi.com